UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
 (Amendment no.1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

CAMTEK LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M20791105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M20791105

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Avigdor Willenz
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israeli
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,862,678
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,862,678
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,862,678 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.82%
12.	Type of Reporting Person : IN

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Item 1.

(a)	Name of Issuer:

Camtek Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Ramat Gavriel Endstrial Zone

P.O. Box 544

Migdal Haemek 23150 Israel

Item 2.

(a)	Name of person Filing:

Avigdor Willenz

(b)	Address of Principal Business Officer, or, if none, Residence:

a.	Kamun
b.	M.P. Bikat Beit hakerem
c.	Israel 20112

(c)	Citizenship:

Israeli

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share (the “Shares”)

(e)	CUSIP Number:

M20791105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

(a)	Amount beneficially owned:

As of December 31, 2012, Avigdor Willenz owned 1,862,678 Ordinary Shares.

(b)	Percent of Class:

5.82%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1,862,678

(ii)	Share power to vote or to direct the vote:

None

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(iii)	Sole power to dispose or to direct the disposition of:

1,862,678

(iv)	Share power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2013 Date /s/ Avigdor Willenz Signature Avigdor Willenz Name/Title

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